UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 7, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

TRX, Inc.

File No. 333-124741 and 000-51478- CF#29607

TRX, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 9, 2005 as amended, and Form 10-K filed on February 22, 2006.

Based on representations by TRX, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.18	S-1	May 9, 2005	through January 05, 2015
10.40	10-K	February 22, 2006	through January 05, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lilyanna L. Peyser
Special Counsel